                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                          PENNSYLVANIA ELECTRIC COMPANY
               (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

               Cumulative Preferred Stock, 4.40% Series B
               Cumulative Preferred Stock, 3.70% Series C
               Cumulative Preferred Stock, 4.05% Series D
               Cumulative Preferred Stock, 4.70% Series E
               Cumulative Preferred Stock, 4.50% Series F, and Cumulative Preferred Stock, 4.60% Series G
                     (TITLE OF CLASS OF SECURITIES)

          708696-10-9 (Cumulative Preferred Stock, 4.40% Series B) 708696-20-8 (Cumulative Preferred Stock, 3.70% Series C) 708696-30-7 (Cumulative Preferred Stock, 4.05% Series D) 708696-40-6 (Cumulative Preferred Stock, 4.70% Series E) 708696-50-5 (Cumulative Preferred Stock, 4.50% Series F), and 708696-60-4 (Cumulative Preferred Stock, 4.60% Series G)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  T. G. HOWSON
                                 Vice President
                              c/o GPU Service, Inc.
                              100 Interpace Parkway
                          Parsippany, New Jersey 07054
                             (Tel. No. 201-263-6500)
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


This statement is filed in connection with (check the appropriate box):

a.  [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Sec.
          240.13e-3(c)] under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
          1933.

c.  [X]   A tender offer.

d.  [ ]   None of the above.
          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
----------------------                               --------------------
$25,564,349.94                                       $5,112.87

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 56,810 shares of Cumulative Preferred Stock, 4.40% Series B, 97,054 shares of Cumulative Preferred Stock, 3.70% Series C, 63,696 shares of Cumulative Preferred Stock, 4.05% Series D, 28,739 shares of Cumulative Preferred Stock, 4.70% Series E, 42,969 shares of Cumulative Preferred Stock, 4.50% Series F, and 75,732 shares of Cumulative Preferred Stock, 4.60% Series G, by $73.44, $59.64, $67.61, $78.45, $75.11,
     and $76.79, the respective per share purchase prices.

/x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.


Amount Previously Paid:                         Filing Party:
      $5,112.87                                 Pennsylvania Electric Company

Form or Registration No.:                       Date Filed:
    Schedule 13E-4                                   November 13, 1996

                               Page 2 of 13 Pages

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the Offer by Pennsylvania Electric Company, a Pennsylvania corporation (the "Company"), pursuant to its Offer to Purchase dated November 13, 1996 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following Series of Preferred:

          Cumulative Preferred Stock, 4.40% Series B, ($100 stated value), at a purchase price of $73.44 per share, net to the seller in cash.

          Cumulative Preferred Stock, 3.70% Series C, ($100 stated value), at a purchase price of $59.64 per share, net to the seller in cash.

          Cumulative Preferred Stock, 4.05% Series D, ($100 stated value), at a purchase price of $67.61 per share, net to the seller in cash.

          Cumulative Preferred Stock, 4.70% Series E, ($100 stated value), at a purchase price of $78.45 per share, net to the seller in cash.

          Cumulative Preferred Stock, 4.50% Series F, ($100 stated value), at a purchase price of $75.11 per share, net to the seller in cash.

          Cumulative Preferred Stock, 4.60% Series G, ($100 stated value), at a purchase price of $76.79 per share, net to the seller in cash.

     There is a separate Letter of Transmittal and Notice of Guaranteed Delivery with respect to each Series of Preferred.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4 is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.

                                                                 Location in
Item in Schedule 13E-3                                           Schedule 13E-4
----------------------                                           --------------
Item 1(a)......................................................  Item 1(a)
Item 1(b)......................................................  Item 1(b)
Item 1(c)......................................................  Item 1(c)
Item 1(d)......................................................  *

                               Page 3 of 13 Pages

Item 1(e)......................................................  *
Item 1(f)......................................................  *
Item 2(a)......................................................  *
Item 2(b)......................................................  *
Item 2(c)......................................................  *
Item 2(d)......................................................  *
Item 2(e)......................................................  *
Item 2(f)......................................................  *
Item 2(g)......................................................  *
Item 3(a)(1)...................................................  *
Item 3(a)(2)...................................................  *
Item 3(b)......................................................  *
Item 4(a)......................................................  *
Item 4(b)......................................................  *
Item 5(a)......................................................  Item 3(b)
Item 5(b)......................................................  Item 3(c)
Item 5(c)......................................................  Item 3(d)
Item 5(d)......................................................  Item 3(e)
Item 5(e)......................................................  Item 3(f)
Item 5(f)......................................................  Item 3(i)
Item 5(g)......................................................  Item 3(j)
Item 6(a)......................................................  Item 2(a)
Item 6(b)......................................................  *
Item 6(c)......................................................  Item 2(b)
Item 6(d)......................................................  *
Item 7(a)......................................................  Item 3
Item 7(b)......................................................  *
Item 7(c)......................................................  *
Item 7(d)......................................................  *
Item 8(a)......................................................  *
Item 8(b)......................................................  *
Item 8(c)......................................................  *
Item 8(d)......................................................  *
Item 8(e)......................................................  *
Item 8(f)......................................................  *
Item 9(a)......................................................  *
Item 9(b)......................................................  *
Item 9(c)......................................................  *
Item 10(a).....................................................  *
Item 10(b).....................................................  *
Item 11........................................................  Item 5
Item 12(a).....................................................  *
Item 12(b).....................................................  *
Item 13(a).....................................................  *
Item 13(b).....................................................  *
Item 13(c).....................................................  *
Item 14(a).....................................................  Item 7(a)
Item 14(b).....................................................  Item 7(b)
Item 15(a).....................................................  *
Item 15(b).....................................................  Item 6
Item 16........................................................  Item 8(e)
Item 17(a).....................................................  Item 9(b)
Item 17(b).....................................................  *
Item 17(c).....................................................  Item 9(c)

                               Page 4 of 13 Pages

Item 17(d).....................................................  Item 9(a)
Item 17(e).....................................................  *
Item 17(f).....................................................  Item 9(f)

----------
*    The Item is located in the Schedule 13E-3 only.




          Item 1.   Issuer and Class of Security Subject to the Transaction.

                  (a) The name of the issuer is Pennsylvania Electric Company, a Pennsylvania corporation that has its principal executive offices at 2800 Pottsville Pike, Reading, Pennsylvania 19605.

                  (b) The information set forth in the front cover page, the "Introduction" and Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (c)-(d)  The information set forth in the "Introduction" and
                           Section 8--"Price Ranges of the Shares; Dividends" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to
                           Schedule 13E-3.

                  (e)      Not applicable.

                  (f)      Not applicable.

          Item 2.   Identity and Background.

                    The issuer is the party filing this Statement.

                  (a)-(g)  Not applicable.

          Item 3.   Past Contracts, Transactions or Negotiations.

                  (a)      Not applicable.

                  (b)      Not applicable.

                               Page 5 of 13 Pages

          Item 4.   Terms of the Transaction.

                  (a)      The information set forth in the "Introduction;"
                           Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer";
                           Section 3--"Number of Shares; Purchase Price; Expiration Date; Receipt of Dividend; Extension of the Offer;" Section 4--"Procedure for Tendering Shares"; Section 5--"Withdrawal Rights"; Section 6--"Acceptance for Payment of Shares and Payment of Purchase Price"; Section 7--"Certain Conditions of the Offer"; and Section 12 - "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b)      Not applicable.

          Item 5.   Plans or Proposals of the Issuer or Affiliate.

                  (a)-(g) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 6.   Source and Amounts of Funds or Other Consideration.

                  (a) The information set forth in Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b) The information set forth in Section 14--"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (c) The information set forth in Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General

                               Page 6 of 13 Pages

                           Instruction D to Schedule 13E-3.


                  (d)      Not applicable.

          Item 7.   Purpose(s), Alternatives, Reasons and Effects.

                  (a) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b)      Not applicable.

                  (c) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (d) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer"; Section 13--"Certain Federal Income Tax Consequences"; Section 8--"Price Range of Shares; Dividends"; and Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 8.   Fairness of the Transaction.

                  (a)-(b) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (c) The information set forth in Section 2--"Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                               Page 7 of 13 Pages

                  (d)-(e) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (f)      Not applicable.

          Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

                  (a) The Information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b)      Not applicable.

                  (c)      Not applicable.

          Item 10.  Interest in Securities of the Issuer.

                  (a)-(b)  The information set forth in Section
                           11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                           Not applicable.

          Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

                  (a)      The information set forth in Section
                           11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b)      Not applicable.

                               Page 8 of 13 Pages

          Item 13.  Other Provisions of the Transaction.

                  (a) The information set forth in Section 2--"Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Section 13E-3.

                  (b)      Not applicable.

                  (c)      Not applicable.

          Item 14.  Financial Information.

                  (a) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(2) and (g)(3) hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                  (b) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 15.  Persons and Assets Employed, Retained or Utilized.

                  (a) The officers and employees of the Company and its affiliate, GPU Service, Inc., will perform tasks which would be expected to arise in connection with the transaction.

                  (b)      The information set forth in the front cover page and
                           Section 14 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 16.  Additional Information.

                           Reference is hereby made to the Offer to Purchase and the Form of Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and incorporated

                               Page 9 of 13 Pages
                           in their entirety herein by reference pursuant to General Instruction D to Schedule 13E-3.

          Item 17.  Material to be Filed as Exhibits.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d)(1)   Offer to Purchase dated November 13, 1996.

                  (d)(2)   Form of Letter of Transmittal.

                  (d)(3)   Form of Notice of Guaranteed Delivery.

                  (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 13, 1996.

                  (d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (d)(6) Form of Letter to Holders of Shares dated November 13, 1996.

                  (d)(7)   Press Release dated November 13, 1996.

                  (d)(8)   Form of Summary Advertisement dated November 13,
                           1996.

                  (d)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated November 13, 1996, incorporated by reference to SEC File No. 1-3522.

                  (g)(2) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-3522.

                               Page 10 of 13 Pages

                  (g)(3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated by reference to SEC File No. 1-3522.

                               Page 11 of 13 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 13, 1996               PENNSYLVANIA ELECTRIC COMPANY


                                        By:    /s/ T.G. Howson
                                               ---------------------
                                        Name:  T.G. Howson
                                        Title: Vice President

                               Page 12 of 13 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION

(a)            Not applicable.

(b)            Not applicable.

(c)            Not applicable.

(d)(1)         Offer to Purchase dated November 13, 1996.

(d)(2)         Form of Letter of Transmittal.

(d)(3)         Form of Notice of Guaranteed Delivery.

(d)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees dated November 13, 1996.

(d)(5)         Form of Letter to Clients for Use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.

(d)(6)         Form of Letter to Holders of Shares dated November 13, 1996.

(d)(7)         Press Release dated November 13, 1996.

(d)(8)         Form of Summary Advertisement dated November 13, 1996.

(d)(9)         Guidelines of the Internal Revenue Service for Certification of
               Taxpayer Identification Number on Substitute Form W-9.

(e)            Not applicable.

(f)            Not applicable.

(g)(1)         Issuer Tender Offer Statement on Schedule 13E-4 dated November
               13, 1996, incorporated by reference to SEC File No. 1-3522.

(g)(2) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-3522.

(g)(3)         Quarterly Report on Form 10-Q for the quarter ended September 30,
               1996, incorporated by reference to SEC File No. 1-3522.

                               Page 13 of 13 Pages